FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number: 001-33356

Gafisa S.A.
(Translation of registrant’s name into English)

Av. Nações Unidas No. 4777, 9th floor
São Paulo, SP, 05477-000
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	☐	No	☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.
CNPJ/MF No. 01,545,826/0001-07
NIRE 35,300,147,952

Publicly-Held Company

ANNUAL AND EXTRAORDINARY GENERAL MEETING

CALL NOTICE

The Shareholders of GAFISA S.A. (the “Company”) are hereby invited to gather, on April 4, 2008, at 9:00 a.m., at a first call, at the Company’s headquarters, in the city of São Paulo, State of São Paulo, at Avenida das Nações Unidas, 8.501, 19° andar, at the Annual and Extraordinary General Meeting, to be held jointly, to resolve on the following AGENDA:

(a)	At ANNUAL GENERAL MEETING:

(i)	to receive the management accounts, examine, discuss and vote the financial statements regarding the fiscal year ended December 31, 2007;

(ii)	to resolve on the destination of the net profits of the fiscal year of 2007;

(iii)
to confirm the amounts paid as global compensation to the Company’s management in fiscal year of 2007 and to fix the global monthly compensation to be paid to the Company’s management in fiscal year of 2008; and

(iv)	to elect the members of the Company’s Board of Directors, due to the termination of the term of office of the current members of the Board of Directors.

(b)	At EXTRAORDINARY GENERAL MEETING:

(i)	to amend Article 2 of the Company’s Bylaws, to include the possibility of delegation, to the Chief Executive Officer, of the powers to open, transfer and close Company’s branches;

(ii)
to amend Article 5 of the Company’s Bylaws, to reflect the increase of corporate capital pursuant to the issuance of new shares, approved by the Board of Directors within the limit of the authorized capital, in the form of Article 6 of the Company’s Bylaws;

(iii)
to amend Article 21, (d), of the Company’s Bylaws, to exclude of the attributions of the Board of Directors the election, dismissing and fixation of attributions of the managers (gerentes) of the Company;

(iv)	to amend Article 21, (r), and to exclude Article 21, (s), of the Company’s Bylaws, to clarify the dispositions for the execution of agreements and rendering of guaranties by the Company; and

(v)
pursuant to the deliberations described in items (b)(i) to (iv) hereinabove, to approve the new wording of Articles 2, 5 and 21, (d) and (r) (with the amendment of the numeration of sub-items of Article 21) of the Company’s bylaws and approve its consolidation.

General Information:

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The Company informs its shareholders that the following documents will be published on March 5, 2008 at “Diário Oficial do Estado de São Paulo” and “Valor Econômico”: (i) the Management Report related to the fiscal year ended December 31, 2007; (ii) the Company’s Financial Statements related to the fiscal year ended December 31, 2007; and (iii) the Independent Auditor Report.

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The Company requests that the proxies for the representation of the shareholders at the General Meetings referred to in this call notice shall be deposited, at the Company’s headquarters, Legal Department, up to three (3) business days prior to the meeting.

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Shareholders participating in the Registered Share Deposit with the São Paulo Stock Exchange (“Custódia Fungível de Ações Nominativas da Bolsa de Valores de São Paulo - BOVESPA”) and willing to attend this meeting shall submit a statement of their respective equity holding, issued by the appropriate authority, up to forty-eight (48) hours prior to the meeting.

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Pursuant to CVM Instruction No. 165/91, as amended by CVM Instruction No. 282/98, the Company informs that the minimum percentage of the voting capital for the request of multiple vote (voto múltiplo) is 5%.

São Paulo, March 4, 2008.

Gary Robert Garrabrant
Chairman of the Board of Directors